EXHIBIT 99.1

POET Technologies Reports Full Year 2018 Financial Results

SAN JOSE, Calif., April 30, 2019 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (OTCQX: POETF; TSX Venture: PTK), a designer, developer and manufacturer of optoelectronic devices, including light sources, passive wave guides, and Photonic Integrated Circuits (PICs) for the data- and tele-communication markets, today reported its audited consolidated financial results for the full year ended December 31, 2018. The Company’s financial results as well as the Management Discussion and Analysis have been filed on SEDAR.

Financial and Recent Business Highlights

  Full year revenue grew 39% to US$3.9 million, with gross margin expanding to 62%;
  Fourth quarter revenue grew 72% over the previous quarter and 117% year-over-year;
  Fourth quarter gross margin expanded to 67% from 58% in the prior quarter and 46% in the year-ago quarter;
  Received first orders for POET Optical Interposer™-based solutions from leading global networking companies, including sales and development contracts exceeding US$3.0 million;
  Signed non-binding Letter of Intent (LOI) on a proposed sale of its subsidiary, DenseLight Semiconductors Pte Ltd. (“DenseLight”) which upon completion would generate cash proceeds of approximately US$26 to US$30 million;
  Raised US$3.4 million through a combination a first tranche private placement of Convertible Debentures and an initial draw of US$2 million from a recently obtained credit facility of up to US$5.0 million.

Financial Summary
Revenue for the fourth quarter of 2018 was US$1.6 million, compared with US$0.9 million in the preceding quarter and US$0.7 million in the fourth quarter of 2017. The increase in fourth quarter revenue primarily reflected a combination of higher product sales and non-recurring engineering (NRE). Revenue for the full year 2018 increased to US$3.9 million, compared with revenue of US$2.8 million in calendar year 2017. Gross margin for the fourth quarter of 2018 expanded to 67%, compared with gross margin of 58% in the preceding quarter and 46% in the fourth quarter of 2017. Gross margin for the full year 2018 increased to 62%, compared with 52% in the full year 2017.

Net loss before taxes in the fourth quarter of 2018 was (US$3.7) million or ($0.01) per share, compared with a net loss before taxes of (US$5.0) million or ($0.02) per share, in the third quarter of 2018 and (US$2.9) million, or ($0.01) per share, in the fourth quarter of 2017. The net loss in the fourth quarter of 2018 included non-cash stock-based compensation of US$1.0 million, and non-cash depreciation and amortization of US$0.7 million, compared with US$1.1 million and US$0.6 million, respectively, in the preceding quarter. Non-cash stock-based compensation and depreciation and amortization were US$1.0 million and US$0.6 million respectively, in the fourth quarter of 2017.  On a non-IFRS basis, cash operating losses decreased to approximately US$2M in the fourth quarter of 2018 compared to over $3M in the immediately preceding quarter, due primarily to increased revenues.

The 2018 full year net loss before taxes was (US$16.6) million, or ($0.06) per share, compared with a net loss before taxes of (US$13.1) million, or ($0.05) per share, in 2017. The net loss in 2018 included non-cash stock-based compensation of US$4.0 million, and non-cash depreciation and amortization of US$2.6 million. In 2017, non-cash stock-based compensation, and non-cash depreciation and amortization were US$3.2 million and US$2.3 million, respectively.

Capital investment in plant, equipment and patents was US$3.7 million in 2018 compared with US$1.0 million in 2017. At the end of the fourth quarter of 2018 the Company had a backlog of open orders for delivery in subsequent quarters of US$3.7 million.

As disclosed in the Company’s recent short form base shelf prospectus, the Company previously estimated and continues to anticipate that total revenue generated from DenseLight operations will increase materially to a range of US$8 – US$10 million for full year 2019. Historically, and until the completion of the anticipated sale of DenseLight described below, all revenue generated by the Company is regarded as sales from DenseLight.  Gross margin is also expected to expand year-over-year in 2019 as NRE revenue becomes a higher percentage of consolidated revenue. NRE revenue is typically higher gross margin for the Company given that existing engineering and operational resources are not allocated to individual projects.

Subsequent to the end of the fourth quarter, the Company signed a non-binding Letter of Intent for the sale of its DenseLight subsidiary which, subject to the satisfaction of certain key conditions, it expects to close in September 2019.  The sale will require, among other things, approval by a majority of the Company’s shareholders.  In order to finance its operations, including the continued development of the Optical Interposer platform and for general working capital requirements between year-end and the close of the sale, the Company announced a private placement of up to approximately US$10 million of 12% unsecured convertible debentures to qualified investors in multiple tranches. The first tranche closed on April 4, 2019.  In addition, the Company arranged for a US$5 million secured credit facility from Espresso Capital, Ltd. and took its first eligible draw from the facility of US$2 million on April 23, 2019.

Management Comments
POET’s Chief Executive Officer, Dr. Suresh Venkatesan, commented, “Our significant revenue growth over the past year demonstrates the initial success of our strategy to grow non-recurring engineering (NRE) revenue from leading customers in data communications.   We continue to advance the development and qualification of customized Optical Interposer-based product solutions with these customers, with the expectation that POET’s solutions will be included in their current and future product lines.

“As part of our focused strategy centered around the Optical Interposer platform, we are also making meaningful progress toward reaching a binding agreement on the proposed sale of our DenseLight subsidiary. This transaction would enable us to adopt a fab-light model, resulting in significantly reduced operating and capital expenses and providing an accelerated path to profitability.

“More recently, we successfully completed multiple bridge financing transactions to further strengthen the Company’s current financial position, while also ensuring our ongoing capability to support existing engagements with leading customers and continued investments in the Optical Interposer.  Our goal was to minimize dilution to shareholders as we bridge to the sale of DenseLight, a transaction which will provide the capital needed to grow our Optical Interposer business globally.

“Looking forward, as we execute on our 100G and 400G optical engine product roadmap during the remainder of 2019, we expect meaningful revenue growth from a combination of a ramp of our data communications business opportunities and increasing sales of sensing products at DenseLight.”

About POET Technologies Inc.
POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to hybrid integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques, enables substantial improvements in device cost, efficiency and performance. Optical engines based on this integrated approach have applications ranging from data centers to consumer products. POET is headquartered in Toronto, with operations in Ottawa, Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the expected results of its operations, meeting revenue targets, completing the sale transaction of DenseLight, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, sale of its DenseLight subsidiary, future growth, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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